For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada Announces Sale and Leaseback of National Logistics Centre in Ville St. Laurent, Quebec

TORONTO - March 1, 2017 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today that it has completed the sale of its National Logistics Centre (NLC) located in Ville St. Laurent, Quebec, to VSL Logistics Hub Limited Partnership for proceeds of $50 million less customary closing adjustments. Concurrently with the sale, Sears is leasing back the facility and plans to continue operating the NLC with no resulting staff reduction or disruption of service.

The transaction value was referred to in the Company’s Earnings Report issued on December 9, 2016.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 140 corporate stores, 71 Hometown stores, over 900 catalogue and online merchandise pick-up locations, 69 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.